UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940

Release No. 31891/ November 4, 2015

_____

In the Matter of	:
	:
HARRIS & HARRIS GROUP, INC.	:
1450 Broadway	:
24th Floor	:
New York, NY 10018	:
	:
(812-14515)	:

_____

CERTIFICATION PURSUANT TO SECTION 851(e) OF THE INTERNAL REVENUE CODE
OF 1986, AS AMENDED

Harris & Harris Group, Inc. ("Harris"), an internally managed investment company that has elected to be regulated as a business development company pursuant to section 54(a) of the Investment Company Act of 1940 ("Act"), filed an application on July 20, 2015, and an amendment to the application on October 30, 2015, for a certification, pursuant to section 851(e) of the Internal Revenue Code of 1986, as amended ("Code"), that Harris was, during the fiscal year ended December 31, 2014, principally engaged in the furnishing of capital to other corporations which are principally engaged in the development or exploitation of inventions, technological improvements, new processes or products not previously generally available (collectively, "Development Corporations").

Harris proposes to qualify as a "regulated investment company" under section 851(a) of the Code pursuant to section 851(e) of the Code. Section 851(b) of the Code imposes certain portfolio diversification requirements on an investment company that seeks to qualify as a regulated investment company. Section 851(e) of the Code provides an exemption from these diversification requirements if the investment company, among other things, obtains a certification from the Securities and Exchange Commission ("Commission") that the investment company is principally engaged in the furnishing of capital to Development Corporations.

In support of the application, Harris has submitted a detailed description of each of the companies in Harris' portfolio during the fiscal year ended December 31, 2014, that Harris believes to be Development Corporations. The following table shows the composition of the total assets of Harris as of each of the calendar quarters ended March 31, June 30, September 30, and December 31, 2014, as set forth in the application.

Assets (at value)	Mar. 31, 2014	June 30, 2014	Sept. 30, 2014	Dec. 31, 2014
Investments representing capital furnished to corporations believed to be Development Corporations	$ 89,901,405	$ 94,709,274	$ 94,801,431	$ 88,516,111
Other Investments	$ 1,000,363	1,415,557	$ 1,870,004	$ 1,248,729
Assets as set forth in section 55(a)(6) of the Act ("Cash Equivalents")	$ 25,900,834	$ 26,676,324	$ 22,450,225	$ 20,748,314
Other Assets	$ 1,862,622	$ 2,574,700	$ 3,329,946	$ 1,581,707
Total Assets	$ 118,665,224	$123,375,855	$ 122,451,606	$ 112,094,861

As reflected in the table above, Development Corporations comprised the following percentages of the total assets less Cash Equivalents of Harris at the end of each calendar quarter of 2014: March 31, 96.9%; June 30, 96.0%; September 30, 94.8%; and December 31, 96.9%. Accordingly, on the basis of the information set forth in the application, it appears that Harris was principally engaged in the furnishing of capital to Development Corporations within the intent of section 851(e) of the Code for the fiscal year ended December 31, 2014.

IT IS THEREFORE CERTIFIED to the Secretary of the Treasury, or his delegate, pursuant to section 851(e) of the Code, that Harris, a business development company, was, for the twelve months ended December 31, 2014, principally engaged in the furnishing of capital to other corporations which are principally engaged in the development or exploitation of inventions, technological improvements, new processes or products not previously generally available.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary